AVEO Pharmaceuticals, Inc.

One Broadway, 14th Floor

Cambridge, Massachusetts 02142

July 23, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AVEO Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-226190
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AVEO Pharmaceuticals, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-226190), as amended, so that it may become effective at 4:30 p.m. on July 25, 2018, or as soon thereafter as practicable.

Very truly yours, AVEO PHARMACEUTICALS, INC.

By:	/s/ Matthew Dallas
Name: Title:	Matthew Dallas Chief Financial Officer